# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netskope Inc, CIK 0002063196
CUSIP: 64119N608
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2445 Augustine Drive, 3rd Floor, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002117768

## Reporting persons
- Base Partners Consultoria de Investimentos E Negocios Ltda.: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 7,967,893; shared voting power 0; sole dispositive power 7,967,893; shared dispositive power 0; aggregate amount beneficially owned 7,967,893 (3.2% of the class)
  Comment: Of the 7,967,893 shares, of which 1,882,768 shares are owned directly by Base Growth I, LLC ("BGI"), 1,194,702 shares are owned directly by Base Growth II, LLC ("BGII"), 1,225,052 shares are owned directly by Base Crossover Strategy I, LLC ("BCSI"), and 3,665,371 shares are owned directly by Ace Global Holdings Limited ("Ace") and Maniro Limited ("Maniro"), except that Base Partners Consultoria de Investimentos E Negocios Ltda. ("Base Ltda."), the managing member of BGI, BGII, and BCSI and the proxy holder for Ace and Maniro with respect to such shares, may be deemed to have sole voting power, and Fernando Spnola ("Spnola"), a director of Base Ltda., may be deemed to have shared power to vote these shares.
  
  7,967,893 shares, of which 1,882,768 shares are owned directly by BGI, 1,194,702 shares are owned directly by BGII, 1,225,052 shares are owned directly by BCSI, and 3,665,371 shares are owned directly by Ace and Maniro, except that Base Ltda., the managing member of BGI, BGII, and BCSI and the proxy holder for Ace and Maniro with respect to such shares, may be deemed to have sole dispositive power, and Spnola, a director of Base Ltda., may be deemed to have shared power to dispose of these shares.
- Fernando Spnola: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,967,893; sole dispositive power 0; shared dispositive power 7,967,893; aggregate amount beneficially owned 7,967,893 (3.2% of the class)
  Comment: Of the 7,967,893 shares, of which 1,882,768 shares are owned directly by BGI, 1,194,702 shares are owned directly by BGII, 1,225,052 shares are owned directly by BCSI, and 3,665,371 shares are owned directly by Ace and Maniro. Base Ltda., the managing member of BGI, BGII, and BCSI and the proxy holder for Ace and Maniro with respect to such shares, may be deemed to have sole voting power, and Spnola, a director of Base Ltda., may be deemed to have shared power to vote these shares.
  
  7,967,893 shares, of which 1,882,768 shares are owned directly by BGI, 1,194,702 shares are owned directly by BGII, 1,225,052 shares are owned directly by BCSI, and 3,665,371 shares are owned directly by Ace and Maniro. Base Ltda., the managing member of BGI, BGII, and BCSI and the proxy holder for Ace and Maniro with respect to such shares, may be deemed to have sole dispositive power, and Spnola, a director of Base Ltda., may be deemed to have shared power to dispose of these shares.

## Item 1. Issuer
Name of issuer: Netskope Inc
Address of issuer's principal executive offices: 2445 Augustine Drive, 3rd Floor, Santa Clara, CA 95054

## Item 2. Person Filing
Name of person filing: This Statement is being filed by Base Partners Consultoria de Investimentos E Negocios Ltda. ("Base Ltda.") and Fernando Spnola ("Spnola"). Base Ltda. and Spnola are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is c/o Base Partners, Rua Iguatemi 151, Floor 10, Sao Paulo, Brazil 01415-011.
Citizenship: Base Ltda. is a sociedade limitada organized under the laws of Brazil. Spnola is a citizen of Brazil.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.*
Percent of class: See Row 11 of the cover page for each Reporting Person.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.*
Shared power to dispose or to direct the disposition:
See Row 8 of the cover page for each Reporting Person.*

* Except to the extent of a Reporting Person's pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Base Partners Consultoria de Investimentos E Negocios Ltda.: /s/ Fernando Spnola, Fernando Spnola (06/30/2026)
- Fernando Spnola: /s/ Fernando Spnola, Fernando Spnola (06/30/2026)